File Number: 58496-10

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

February 12, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP: 3561

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Sirs/Mesdames:

ImVisioN Therapeutics Inc.
Registration Statement on Form SB-2
Declared Effective on December 12, 2006
SEC File No. 333-137043

We have filed concurrently with this letter a post-effective amendment No. 1 to the Company’s original registration statement on Form SB-2. This post-effective amendment has been filed in order to amend the Company’s previously filed registration statement on Form SB-2 that was declared effective on December 12, 2006 (the “Original Registration Statement”) in order to:

  Remove from registration a total of 3,925,000 shares issuable to DeBondo Capital Limited pursuant to previously outstanding stock options granted by the Company to DeBondo Capital. These options were terminated on February 7, 2007 pursuant to a termination agreement entered into between the Company and DeBondo Capital dated February 7, 2007. Disclosure of the terms and conditions of this termination agreement is included in the post-effective amendment; and
  Reduce the price of the 10,000,000 shares of common stock offered by the Company pursuant to the Original Registration Statement (the “Company Offering”) from $0.75 per share to $0.40 per share.

We confirm on behalf of the Company that no shares were sold pursuant to the Original Registration Statement, either by the Company in the Company Offering or by the Selling Shareholders named in the Original Registration Statement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encls.

cc:	ImVisioN Therapeutics Inc.
Attention: Mr. Martin Steiner, President